[HOME FEDERAL BANCORP, INC. LETTERHEAD]

July 23, 2010

Via Facsimile, EDGAR and Overnight Mail

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:  Home Federal Bancorp, Inc. Comment Letter dated April 28, 2010

Dear Mr. Cline:

This letter sets forth the responses of Home Federal Bancorp, Inc. (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2010, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

September 30, 2009, Form 10-K

1.	Please refer to your response to comment 1 of our letter dated April 28, 2010.

•
In your response, you state that you only reviewed loans rated substandard or lower when determining if your purchased loans fell within the scope of ASC 310-30. Therefore, it appears you pooled your loans by classification for the purposes of evaluating whether a loan fell within the scope of ASC 310-30.

Response:

We did not apply pooling. Please refer to our response to 1(a) in our letter dated May 24, 2010, where we stated, “We engaged an independent firm to assist us with our review of acquired loans in September and October 2009. This review covered $95.9 million of the $142.3 million acquired. An independent review was completed in April 2010 that covered $80.1 million of loans, including $10.3 million not previously reviewed by this firm. We additionally performed routine monthly reviews of acquired loans through our normal credit management process...we did in fact review many loans that were not accounted for under ASC 310-30 as of the acquisition date. However, we did not initially subject any loans that were not internally rated substandard or on nonaccrual status on the date of acquisition to ASC 310-30.”

The last sentence in the previous response noted above is an observation, not a statement of screening criteria from which the pooling of loans for purposes of applying ASC 310-30 should have been inferred.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
July 23, 2010

•
Please tell us how you concluded that the thresholds you used to identify loans potentially subject to ASC 310-30 materially captured all loans with evidence of credit impairment since origination at the acquisition date.

Response:

We believe our accounting was appropriate and justified by performing internal reviews of loans acquired and by engaging an independent firm to assist us with the identification of loans that evidenced credit deterioration at the date of acquisition, based on information available to us at that time. We also consider the overall coverage of our internal and external reviews to be sufficient to materially capture all loans with evidence of credit impairment as of the acquisition date.

•
Furthermore, we did not note any disclosure in either your September 30,2009 Form 10-K or December 31, 2009 or March 31, 2010 Form 10-Qs that indicated that the fair value adjustments related to purchased loans were still under review and that a potential adjustment may occur as required by paragraph 51(h) of SF AS 141

Response:

Paragraph 51 of Statement of Financial Accounting Standard (“FAS”) 141 states, “… a combined entity shall disclose the following information in the period in which a material business combination is completed.” Paragraph 51(h) then states, “For any purchase price allocation that has not been finalized, that fact and the reasons therefor.” The business combination occurred in the fiscal quarter and year ended September 30, 2009.

Our Form 10-K for the year ended September 30, 2009, contained the following:

On page 26 we stated,

“Certain amounts related to the ASC 310-30 loans are preliminary estimates and adjustments in future quarters may occur up to one year from the date of acquisition.”

On page 66 we stated,

“Certain amounts related to the ASC 310-30 loans are preliminary estimates and are highly subjective. Adjustments in future quarters may occur up to one year from the date of acquisition.”

On page 106 we stated,

“Based upon the acquisition date preliminary fair value estimate of the net assets acquired, no goodwill was recorded.”

We further stated on page 106, “The determination of the initial fair value of loans purchased in the Acquisition and the initial fair value of the related FDIC indemnification asset involves a high degree of judgment and complexity. The carrying value of the acquired loans and the FDIC indemnification asset reflect management’s best estimate of the amount to be realized on each of these assets.”

On page 107 we stated,

“On the acquisition date, the preliminary estimate of the contractually required principal payments receivable for all loans subject to ASC 310-30 was $40.4 million and the estimated fair value of these loans was $26.2 million.”

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
July 23, 2010

We believe we adequately disclosed, in the period the business combination was completed, the preliminary nature of our estimates of fair values and that adjustments to those preliminary estimates could occur up to one year from the acquisition date.

Paragraph 51(h) of FAS 141 continues, “In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.” Through March 31, 2010, we had not made any material adjustments to the initial allocation of the purchase price; therefore, no adjustments have been disclosed in our interim reports for the periods ended December 31, 2009, and March 31, 2010.

•
Please tell us whether you would have had a materially different outcome if you had applied ASC 310-30 on the purchase date to individual loans not rated substandard or less and provide us with your materiality analysis.

We have disclosed in our filings we estimated fair values of loans on the date of acquisition. FAS 141 prescribes an “allocation period” to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination, which typically extends up to 12 months from the acquisition date. We have continued to review the acquired loans and intend to record adjustments to the original estimated fair values at acquisition. These adjustments include the identification of loans that, due to subsequently obtained information, possess evidence of credit deterioration on the date of acquisition but were not originally included in our accounting under ASC 310-30.

While FAS 141 provides for an allocation period to identify and measure the fair value of assets acquired, we nonetheless considered the application of the adjustment for subsequently identified loans subject to ASC 310-30 to the Company’s financial statements as of and for the year ended September 30, 2009. We concluded the adjustments due to the reclassification of loans subsequently included under ASC 310-30 had an immaterial impact on net loans and total assets at September 30, 2009, and net income, for the year then ended as summarized in the following table (Table 1):

As of and for the period ended September 30, 2009			Overstatement (Understatement)
	Reported	Pro forma Adjusted	Impact $	Impact %
Estimated fair value of purchased impaired loans	26,153	37,645
Book value of loans not in the scope of ASC 310-30	101,932	86,724
Allowance for loan losses	(16,812)	(13,953)
Net fair value of loans acquired	111,273	110,416
Fair value of other assets acquired	78,531	79,310
Total fair value of assets acquired	189,804	189,726

Total loans, net	510,629	509,772	857	0.71%
Total assets	827,889	827,811	78	0.02%
Net income	8,126	8,076	50	1.18%

The existence of the loss share agreement significantly mitigates  the impact of the reclassification adjustments as 95% of any reclassifications or reductions in estimated fair value of purchased loans is offset by an increase in the FDIC indemnification asset.

•
We note in your response that you identified loans that had credit impairment at the acquisition date during a subsequent review and have estimated an adjustment to the carried over ALLL of approximately $5.6 million. Please incorporate the results of your recent review into your materiality analysis and address those loans not yet subject to review. Additionally, given the

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
July 23, 2010

a.	Quantify the total amount of loans subsequently reviewed for which you concluded you correctly accounted for the loans at the date of purchase. Provide this disclosure by major loan type.

Response

The following table (Table 2) summarizes the acquisition balance and estimated fair value of loans identified after the acquisition date that evidenced impairment as of the acquisition date. The table does not include adjustments to the original preliminary estimated fair values of loans accounted for under ASC 310-310 at the acquisition date.

Dollars in thousands	Loans subsequently identified with evidence of impairment as of the acquisition date			Previously reported fair value of loans subject to ASC 310-30	Pro forma acquisition date fair value of loans subject to ASC 310-30
	Acquisition Balance	Discount	Fair Value
Acquisition, development and construction	4,759	(1,351)	3,408	7,396	10,804
Commercial real estate	9,491	(1,535)	7,957	10,974	18,931
One-to-four family	225	(191)	34	5,020	5,054
Other	734	(640)	93	2,763	2,856
	15,209	(3,717)	11,492	26,153	37,645

b.
Quantify the amount of loans you have reviewed for which you concluded you did not properly account for as ASC 310-30 loans at the date of acquisition. Provide this disclosure by major loan type and clarify which portfolio(s) the $5.6 million allowance adjustment relates to.

Response

We believe our accounting was proper based on our internal reviews of loans acquired and a review performed by an independent firm engaged to assist us with the identification of loans that evidenced credit deterioration at the date of acquisition, based on information available to us at that time. Please see Table 2 above for loans identified subsequent to acquisition that were identified as additional loans subject to ASC 310-30.

The following table (Table 3) summarizes the impact on the allowance for loan losses as of the acquisition date of the reclassification of loans under the scope of ASC 310-30 identified in Table 2 above and the subsequent review and reclassification of loans based on collateral types:

Dollars in thousands	Original allowance for loan losses	Original allowance on reclassified ASC 310-30 loans	Reclassification of farmland loans
Acquisition, development and construction	10,895	(2,362)	(2,752)
Commercial real estate	3,340	(421)	-
One-to-four family	1,202	(16)	-
Other	1,375	(59)	516
	16,812	(2,859)	(2,236)

The $5.6 million adjustment was the amount identified as of the date of our response and related to our estimate of the original general loss reserve on loans subsequently identified as within the scope of ASC 310-30 ($2.9 million) and the reclassification of loans secured by farmland that

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
July 23, 2010

were previously identified as land development loans ($2.7 million). Table 3 does not include any adjustments to estimated general reserve loss rates.

c.	Quantify the amount of loans you have not reviewed in connection with this process and clarify when you anticipate completion of the review process.

Response

We believe our review is complete as of June 30, 2010.

d.	We note that you have not recorded a purchase accounting adjustment related to these loans in your Form 10-Q, please disclose when you anticipate recording any adjustments.

Response

Purchase accounting adjustments related to these loans will be recorded in our Form 10-Q for the quarter ended June 30, 2010.

March 31, 2010 Form 10-Q
Note 7 - Allowance for Loan Losses, page 12

2.
Please revise to disclose if you make modifications to loans that you do not account for as troubled debt restructurings. If so, describe the types of modifications and quantify the types and amount of loans subject to such modifications. Disclose your basis for not accounting for these loans as troubled debt restructurings.

Response:

We will incorporate these disclosures in future filings. In general, the modification or restructuring of a loan is considered a troubled debt restructuring if we, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower that we would not otherwise consider.

Asset Quality, Page 20

3.
Please revise to disclose how you consider loans with interest reserves in your determination of a nonperforming loan. Clarify whether you evaluate these loans prior to maturity for collectability or report them as non-performing loans prior to their maturity date if doubt exists as to the collectability of contractual principle or interest prior to that time.

Response:

We will incorporate these disclosures in future filings. We monitor acquisition, development and construction loans at least quarterly and will report them as nonperforming loans prior to their maturity date if doubt exists as to the collectability of contractual principal or interest prior to that time. Evidence of impairment could include construction cost overruns, deterioration of guarantor strength and slowdown in sales activity.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
July 23, 2010

Mr. Cline, should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (208) 468-5156 or by email at enadeau@myhomefed.com. We look forward to drawing this issue to a close and thank you for your comments and guidance through this complex transaction.

Sincerely,

/s/Eric S. Nadeau

Eric S. Nadeau
Executive Vice President
Chief Financial Officer
Home Federal Bancorp, Inc.

cc:           Rebekah Blakeley Moore, Staff Accountant